EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED MARCH 31, 2026 AND SCHEDULES MAY 25, 2026 CONFERENCE CALL

WINNIPEG, CANADA – (May , 2026) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended March 31, 2026 and will have a conference call to present the Financial Results on May 25, 2026 at 8:30 am Eastern Time.

Quarter Ended March 31, 2026 Highlights:

•	Recorded total net revenue of $7.9 million during the period ended March 31, 2026 compared to $5.4 million for the period ended March 31, 2025 and;

•

Recorded total net revenue from the sale of ZYPITAMAG® of $2.3 million ($1.3 million through the traditional insured channels, and $1.0 million through Marley Drug) during the period ended March 31, 2026 compared to $1.4 million ($519,000 through the traditional insured channels, and $918,000 through Marley Drug) for the period ended March 31, 2025 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $979,000 during the period ended March 31, 2026 compared to $1.7 million during the period ended March 31, 2025 and;

•

The Pharmacy Business Segment, which includes Marley Drug, and the Company’s two recently acquired pharmacies (purchased in 2025), Gateway Medical Pharmacy and West Olympia Pharmacy, recorded total net revenue of $5.7 million ($1.0 million from sales of ZYPITAMAG®, and $4.7 million from other pharmacy revenue) during the period ended March 31, 2026 compared to net revenue of $3.3 million ($918,000 from sales of ZYPITAMAG® , and $2.3 million from other pharmacy revenue) during the period ended March 31, 2025 and;

•

Medicure invested $855,000 in research and development during the period ended March 31, 2026, underscoring our commitment to advancing innovative therapies, such as the Phase 3 trial of Medicure’s investigational product MC-1 for the treatment of PNPO deficiency and delivering long-term value to patients and shareholders, and;

•

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the period ended March 31, 2026 was $280,000 compared to adjusted EBITDA of $28,000 for the period ended March 31, 2025 and;

•

Net loss for the period ended March 31, 2026 was $406,000 or $0.04 per share compared to a net loss of $694,000 or $0.07 per share for the period ended March 31, 2025; the net loss is due in large part to $855,000 invested into research and development, primarily relating to MC-1 for the treatment of PNPO deficiency, in addition to non-cash expenses including $644,000 of amortization on the assets relating to the purchase of ZYPITAMAG® and the Pharmacy Business Segment.

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Financial Results

Net AGGRASTAT® product sales for the three month period ended March 31, 2026, were $979,000 compared to $1.7 million during the period ended March 31, 2025. The decrease in AGGRASTAT® revenues compared to the same period in the prior year is the result of a decrease in the volume of AGGRASTAT® sold and pricing competition from generic tirofiban.

Marley Drug recorded net revenue of $3.2 million during the period ended March 31, 2026 compared to net revenue of $3.1 million during the period ended March 31, 2025.The pharmacy business continues to focus on diversifying its revenue by securing exclusive product offerings and partnerships, which helped contribute to the increase in revenue during the current period. Going forward, the focus of Marley Drug is to continue growing its sales of ZYPITAMAG® and increasing its exclusive product offerings and business partnerships.

On March 11, 2025, Medicure acquired Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon. Gateway Pharmacy recorded net revenue of $753,000 during the period ended March 31, 2026, in comparison to net revenue of $175,000 during the period ended March 31, 2025. Given the pharmacy was acquired on March 11, 2025, the revenue recorded during the prior period was only related to product sales between March 11, 2025 to March 31, 2025.

On June 16, 2025, the Company acquired West Olympia Pharmacy, an independent retail pharmacy with a substantial customer base, located in Olympia Washington. During the period ended March 31, 2026, West Olympia Pharmacy contributed net revenue of $1.7 million. Given West Olympia Pharmacy was acquired subsequent to March 31, 2025, the Company did not record any net revenue from the pharmacy during the prior period.

ZYPITAMAG through insured channels contributed $1.3 million of revenue for the period ended March 31, 2026 compared to $519,000 for the period ended March 31, 2025. The increase in ZYPITAMAG® revenue during the period ended March 31, 2026, can be attributed to higher utilization of the product through insurance formularies. This amount does not include sales of ZYPITAMAG® through the Pharmacy Business Segment.

Research and development expenditures for the period ended March 31, 2026 totaled $855,000 compared to $570,000 for the period ended March 31, 2025. Research and development expenditures include costs associated with the Company’s on-going clinical development and pre-clinical programs including salaries and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional products.

Adjusted EBITDA for the year ended March 31, 2026 was $280,000 compared to adjusted EBITDA of $28,000 for the period ended March 31, 2025. The main factors contributing to an increase in adjusted EBITDA during the current period an increase in ZYPITAMAG® revenue through the traditional insured channel and through Marley Drug, an increase in revenue through the Pharmacy Business Segment as a result of the acquisitions of Gateway Pharmacy and West Olympia Pharmacy, decrease in general and administrative expense as a result of a decrease professional fees and a decrease shared based compensation expense. Offsetting these improvements is a decrease AGGRASTAT® revenue as a result of competition from generic tirofiban hydrochloride; higher cost of goods sold through the Pharmacy Business Segment; increase in selling expenses as a result of the acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the prior year, and an increase in research and development expenses primarily due to timing of research and development expenditures relating to the MC-1 development project.

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Net loss for the period ended March 31, 2026 was $406,000 or $0.04 per share compared to a net loss of $694,000 or $0.07 per share for the period ended March 31, 2025. The main factors contributing to the net loss recorded for the period ended March 31, 2026 were decreased AGGRASTAT® revenue, an increase in cost of goods sold, an increase in selling expenses and increase in research and development expenses, offset by an increase in Pharmacy Business Segment revenue, in addition to an increase in ZYPITAMAG® revenue through both the traditional insured channel and through Marley Drug.

At March 31, 2026, the Company had unrestricted cash totaling $1.5 million, a decrease from the $3.8 million of unrestricted cash held as of December 31, 2025. The decrease in cash during the current period is primarily due to working capital adjustments for an increase in accounts receivable of $898,000 and a decrease in accounts payable of $829,000.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedarplus.ca and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three month period ended March 31, 2026 and 2025 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure’s Financial Results for the Quarter Ended March 31, 2026

Call date: Monday, May 25, 2026

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International: 1 (973) 528-0011

Participant Access Code: 288661

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster5.com/Webcast/Page/2965/54064

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About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. Medicure also operates Gateway Medical Pharmacy, located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services. Medicure also operates West Olympia Pharmacy, located in Olympia, Washington in a medical office complex near multiple clinics. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit:

http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts)

	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$1,542	$3,835
Accounts receivable	5,687	4,817
Inventories	3,188	2,942
Prepaid expenses	338	293
Total current assets	10,755	11,887
Non‑current assets:
Property and equipment	851	945
Intangible assets	7,329	7,748
Goodwill	4,333	4,260
Other assets	110	109
Total non‑current assets	12,623	13,062
Total assets	$23,378	$24,949
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,812	$10,587
Income taxes payable	10	90
Current portion of lease obligations	455	464
Acquisition payable	-	388
Holdback payable	86	84
Total current liabilities	10,363	11,613
Non‑current liabilities
Lease obligations	348	427
Total non‑current liabilities	348	427
Total liabilities	10,711	12,040
Equity:
Share capital	81,014	81,014
Contributed surplus	11,058	11,055
Accumulated other comprehensive loss	(5,011)	(5,172)
Deficit	(74,394)	(73,988)
Total equity	12,647	12,909
Total liabilities and equity	$23,378	$24,949

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Consolidated Statements of Net Loss and Comprehensive Loss (expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2026	2025

Revenue, net	$7,947	$5,484
Cost of goods sold	4,426	2,641
Gross profit	3,521	2,843

Expenses
Selling	1,961	1,829
General and administrative	1,072	1,099
Research and development	855	570
	3,888	3,498
Finance costs:
Finance expense (income), net	16	(34)
Foreign exchange loss, net	14	35
	30	1
Net loss before income taxes	$(397)	$(656)

Income tax expense	9	38

Net loss	$(406)	$(694)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	161	(25)
Other comprehensive loss, net of tax	161	(25)
Comprehensive loss	$(245)	$(719)

Loss per share
Basic	$(0.04)	$(0.07)
Diluted	$(0.04)	$(0.07)

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Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31	2026	2025
Cash (used in) provided by:
Operating activities:
Net loss for the period	$(406)	$(694)
Adjustments for:
Current income tax expense	9	38
Amortization of property, plant and equipment	103	114
Amortization of intangible assets	541	533
Share‑based compensation	3	36
Finance expense (income), net	16	(34)
Unrealized foreign exchange loss	14	35
Change in the following:
Accounts receivable	(898)	837
Inventories	(248)	(585)
Prepaid expenses	(45)	(47)
Accounts payable and accrued liabilities	(829)	415
Interest received, net	4	57
Income taxes paid	(89)	(49)
Cash flows from (used in) operating activities	(1,825)	656
Investing activities:
Acquisition of Gateway Pharmacy	(382)	(542)
Cash used in investing activities	(382)	(542)
Financing activities:
Repayment of lease liability	(112)	(89)
Cash used in financing activities	(112)	(89)
Foreign exchange gain on cash held in foreign currency	26	-
Increase (Decrease) in cash and cash equivalents	(2,293)	25
Cash and cash equivalents, beginning of period	3,835	7,191
Cash and cash equivalents, end of period	$1,542	$7,216

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